                                                          OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*
                                 (RULE 13d-101)

                          AG-BAG INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    001077106
           -----------------------------------------------------------
                                 (CUSIP Number)

            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 6, 1997
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 001077106                                           PAGE 2 OF 12 PAGES
-------------------                                           ------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]

                                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
                                                            PF
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
 NUMBER OF                                                            44,000
   SHARES           -----------------------------------------------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
 OWNED BY                                                          1,049,916(1)
   EACH             -----------------------------------------------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON                                                              44,000
   WITH             -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                   1,049,916(1)
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      44,000

-------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]


-------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         .37

-------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                          IN

-------------------------------------------------------------------------------------------------------------------


--------

(1) Ernest P. Werlin disclaims beneficial ownership of all shares owned by other persons.

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 001077106                                           PAGE 3 OF 12 PAGES
-------------------                                           ------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Andrew M. Brown
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]

           This Amendment No. 1 is being filed to reflect, among other things, the                      (b) [ ]
           fact that as of June 6, 1997, Andrew M. Brown may not be deemed to be a member of the group making this filing with respect to, and may not be considered to be a Reporting Person for purposes of, Section 13 or for any other purpose.
-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]      [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
 NUMBER OF                                                                --
   SHARES           -----------------------------------------------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
 OWNED BY                                                                 --
   EACH             -----------------------------------------------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON                                                                  --
   WITH             -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                          --
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                          --
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          --

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                          IN
-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 001077106                                           PAGE 4 OF 12 PAGES
-------------------                                           ------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Peter J. Powers
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]

                                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                     Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                     Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
 NUMBER OF                                                             --
   SHARES           ---------------------------------------------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
 OWNED BY                                                          1,049,916(1)
   EACH             ---------------------------------------------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON                                                               --
   WITH             ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                   1,049,916(1)
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            --
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             --
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                                                             IN
-----------------------------------------------------------------------------------------------------------------

--------

(1) Peter J. Powers disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 001077106                                           PAGE 5 OF 12 PAGES
-------------------                                           ------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      The High View Fund, L.P.
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]

                                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                                  WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                            Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
 NUMBER OF                                                           681,866
   SHARES           ---------------------------------------------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
 OWNED BY                                                              --
   EACH             ---------------------------------------------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON                                                             681,866
   WITH             ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                       --
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     681,866
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        5.66
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                                                                          PN
-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 001077106                                           PAGE 6 OF 12 PAGES
-------------------                                           ------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      High View Capital Corporation
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]

                                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                             Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                             Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
 NUMBER OF                                                              --
   SHARES           ---------------------------------------------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
 OWNED BY                                                            681,866(1)
   EACH             ---------------------------------------------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON                                                                --
   WITH             ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     681,866(1)
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   --
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                   --
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                                                                   CO
-----------------------------------------------------------------------------------------------------------------

--------

(1) High View Capital Corporation disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 001077106                                           PAGE 7 OF 12 PAGES
-------------------                                           ------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  The High View Fund
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]

                                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                         WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                   Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                 The Cayman Islands
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
 NUMBER OF                                                           368,050
   SHARES           ---------------------------------------------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
 OWNED BY                                                              --
   EACH             ---------------------------------------------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON                                                             368,050
   WITH             ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                       --
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     368,050
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        3.05
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                                                                          OO
-----------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                                           ------------------
CUSIP NO. 001077106                                           PAGE 8 OF 12 PAGES
-------------------                                           ------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  High View Asset Management Corporation
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]

                                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            Not applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                            Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                               Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
 NUMBER OF                                                             --
   SHARES           ---------------------------------------------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
 OWNED BY                                                            368,050(1)
   EACH             ---------------------------------------------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON                                                               --
   WITH             ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     368,050(1)
-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   --
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                   --
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                                                                   CO
-----------------------------------------------------------------------------------------------------------------

------

(1) High View Asset Management Corporation disclaims beneficial ownership of all shares owned by other persons.

                                                              Page 9 of 12 Pages

                          AG-BAG INTERNATIONAL LIMITED
                              (CUSIP NO. 001077106)

        This Amendment No. 1 on Schedule 13D relates to the statement on
Schedule 13D filed on August 20, 1997 (the "Original Schedule 13D") and is being filed to reflect, among other things, the fact that as of June 6, 1997, Andrew
M. Brown may not be deemed to be a member of the group of reporting persons consisting of The High View Fund, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin, Peter J. Powers and Andrew M. Brown (the "Group"), each member of which disclaims beneficial ownership in the shares of Common Stock held by other persons, and which filed the Original Schedule 13D regarding certain reportable events effected by the Group as of June 5, 1997, with respect to securities issued by Ag-Bag International Limited.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (f)

               Item 2 of the Original Schedule 13D is amended by replacing the second paragraph of sub-part (II) with the following paragraph:

               The sole stockholder of voting stock of HVCC is Ernest P. Werlin. Mr. Werlin is a director, President and Treasurer of HVCC. Peter J. Powers is a director, Senior Vice President and Secretary of HVCC.

               Item 2 of the Original Schedule 13D is amended further by replacing the second paragraph of sub-part (IV) with the following paragraph:

               The sole stockholder of voting stock and the sole director of HVAM is Mr. Werlin. Mr. Werlin is President of HVAM. Peter J. Powers is Secretary, Treasurer and Vice President of HVAM.

               Item 2 of the Original Schedule 13D is amended further by replacing sub-part (VI) with the following paragraph:

        (VI) This statement also is being filed on behalf of Mr. Brown to reflect the fact that as of June 6, 1997, Mr. Brown ceased to be an officer of both HVCC and HVAM and Mr. Brown may no longer be deemed to be a part of the group which filed the Original Schedule 13D. Mr. Brown is a United States citizen whose present principal occupation is as an independent consultant. His address as of June 6, 1997 is 58 West 58th Street, No. 9D, New York, New York 10019.

               Item 2 of the Original Schedule 13D is amended further by replacing sub-part (VII) with the following paragraph:

       (VII) This statement also is being filed on behalf of Mr. Powers.
Mr. Powers's present principal occupation is as a director, Senior Vice President and Secretary of HVCC and as Secretary, Treasurer and Vice President of HVAM. Mr. Powers is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

               Item 2 of the Original Schedule 13D is amended further by replacing the third paragraph on Page 10 with the following paragraph:

               Mr. Brown is making this filing to reflect the fact that as of June 6, 1997, Mr. Brown ceased to be associated in any capacity with the Delaware Fund, the Cayman Fund, HVCC and HVAM, and he may not be deemed to have beneficial ownership for purposes of Section 13 or any other purpose of the shares of Common Stock held by any of the Reporting Persons.

               Item 2 of the Original Schedule 13D is amended further by replacing the fourth paragraph on Page 10 with the following two paragraphs:

               HVCC is making this filing because, due to the relationship between HVCC and the Delaware Fund, as described above, HVCC could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by the Delaware Fund. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

               Peter J. Powers is making this filing because, due to the relationship between Mr. Powers and each of the Delaware Fund and the Cayman Fund, as described above, Mr. Powers may be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by each of the Delaware Fund and the Cayman Fund. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons.

                                                             Page 10 of 12 Pages

               Item 2 of the Original Schedule 13D is amended further by replacing the last paragraph with the following paragraph:

               The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Brown and Mr. Powers are making this group filing because up through June 5, 1997, such persons may have been deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act due to the relationships between and among the Reporting Persons as described in Item 2 in the Original Schedule 13D and as amended herein. Each of such persons disclaims beneficial ownership of the shares of Common Stock held by any other person and disclaims membership in a group. Further, this filing is being made to reflect, among other things, the fact that as of June 6, 1997, Mr. Brown was no longer associated or affiliated in any way with any of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, or Mr. Powers and that, as of June 6, 1997, Mr. Brown may not be deemed to be a member of the Group or to have beneficial ownership of the shares of Common Stock held by any of the Reporting Persons for purposes of
Section 13 or any other purpose.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 of the Original Schedule 13D is amended by adding the following sentence to the first paragraph:

               On July 2, 1997, the Delaware Fund acquired 50,000 shares of Common Stock in an open market transaction for a total purchase price of $32,815, which amount was obtained from the working capital of the Delaware Fund.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) and (b)

               Item 5 of the Original Schedule 13D is amended by replacing sub-part (I) with the following paragraph:


               (I) The Delaware Fund beneficially holds 681,866 shares of Common Stock, for an aggregate beneficial ownership of 681,866 shares of Common Stock, which would constitute 5.66% of the outstanding class of Common Stock.

               Item 5 of the Original Schedule 13D is amended further by replacing sub-part (II) with the following paragraph:

               (II) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of the Delaware Fund, and because it could be deemed to share voting and dispositive power with the Delaware Fund over the shares of Common Stock held by the Delaware Fund, HVCC may be deemed to be the beneficial owner of the 681,866 shares of Common Stock held by the Delaware Fund. Therefore, HVCC may be deemed to be the aggregate beneficial owner of 681,866 shares of Common Stock, which would constitute 5.66% of the outstanding class of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

               Item 5 of the Original Schedule 13D is amended further by replacing sub-part (V) with the following paragraph:

        (V) Peter J. Powers is a director, Senior Vice President and Secretary of HVCC, the general partner of the Delaware Fund. Mr. Powers is also Secretary, Treasurer and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Powers's relationship to the Delaware Fund, and because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over the shares of Common Stock held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 681,866 shares of Common Stock held by the Delaware Fund. Further, as Mr. Powers is also an officer of HVAM, because of Mr. Powers's relationship to the Cayman Fund through his position at HVAM, and because he may be deemed to share with HVAM and with the director and the other officer of HVAM voting and dispositive power over the shares of Common Stock held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 368,050 shares of Common Stock held by the Cayman Fund. Therefore, Mr. Powers may be deemed to be the aggregate beneficial owner of 1,049,916 shares of Common Stock, which would constitute 8.7% of the outstanding class of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons.

               Item 5 of the Original Schedule 13D is amended further by replacing sub-part (VI) with the following paragraph:

        (VI) As of June 6, 1997, Andrew M. Brown was no longer affiliated with any of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Ernest P. Werlin or Peter
J. Powers. He may not be deemed to be the beneficial owner of any shares of Common Stock held by any of the Reporting Persons for purposes of Section 13 or any other purpose.

               Item 5 of the Original Schedule 13D is amended further by replacing the first and second sentences of sub-part (VII) with the following two sentences:

                                                             Page 11 of 12 Pages

               Ernest P. Werlin beneficially holds 44,000 shares of Common Stock for an aggregate beneficial ownership of 44,000 shares of Common Stock, which would constitute .37% of the outstanding class of Common Stock. In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and the Delaware Fund, as discussed in this Item 5, and because therefore Mr. Werlin may be deemed to share voting and dispositve power with HVCC, the other director and the other officers of HVCC, over the shares of Common Stock held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 681,866 shares of Common Stock held by the Delaware Fund.

               Item 5 of the Original Schedule 13D is amended further by replacing the fifth sentence of sub-part (VII) with the following sentence:

               Therefore, Mr. Werlin may be deemed to be the aggregate beneficial owner of 1,093,916 shares of Common Stock, which would constitute 9.1% of the outstanding class of Common Stock.

               Item 5 of the Original Schedule 13D is amended further by replacing the last paragraph under the heading "(a) and (b)" with the following paragraph:

               By reason of the relationships described in Item 2 and this Item 5 above, as of June 6, 1997, the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by other members of any such group. Additionally, the persons named herein disclaim membership in a group. Finally, as of June 6, 1997, Andrew M. Brown, who was included as a Reporting Person on the Original Schedule 13D as a member of the Group, ceased to be associated with the Group and with each of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers and may not be deemed to be the beneficial owner of any shares of Common Stock held by any other person for purposes of Section 13 or for any other purpose.

               (c)

               Item 5 of the Original Schedule 13D is amended further by adding the following paragraph to part (c):

               In an open market transaction on July 2, 1997, the Delaware Fund purchased 50,000 shares of Common Stock for $.6563 per share. Except as discussed in this Item 5(c), no other transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

                                                             Page 12 of 12 Pages

                                SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 1997                  /s/ ERNEST P. WERLIN
                                         ---------------------------------------
                                         Ernest P. Werlin

                                         /s/ ANDREW M. BROWN
                                         ---------------------------------------
                                         Andrew M. Brown*

                                         /s/ PETER J. POWERS
                                         ---------------------------------------
                                         Peter J. Powers


                                         THE HIGH VIEW FUND, L.P.

                                         By:  High View Capital Corporation,
                                                   its general partner

                                         By:/s/ ERNEST P. WERLIN
                                             -----------------------------------
                                            Ernest P. Werlin
                                            President


                                          HIGH VIEW CAPITAL CORPORATION

                                          By:/s/ ERNEST P. WERLIN
                                             -----------------------------------
                                             Ernest P. Werlin
                                             President


                                          THE HIGH VIEW FUND

                                          By:/s/ CEDRIC L. CARROLL
                                             -----------------------------------
                                             Cedric L. Carroll
                                             Director


                                          HIGH VIEW ASSET MANAGEMENT CORPORATION

                                          By:/s/ ERNEST P. WERLIN
                                             -----------------------------------
                                             Ernest P. Werlin
                                             President

* This Amendment No. 1 is being filed to reflect, among other things, the fact that as of June 6, 1997, Mr. Brown ceased to be associated or affiliated in any way with any other Reporting Person and may not be deemed to be a member of the Group making this filing for purposes of Section 13 or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by other persons.


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